Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

January 23, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report: Demand to Exercise Rights Prior to Filing Derivative Claim and Application for Disclosure of Documents

Tel Aviv, Israel – January 23, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) announced today that the Company received a “Demand to Exercise Rights Prior to Filing Derivative Claim and Application for Disclosure of Documents” sent by a shareholder of the Company (the “Demand”).

The Demand refers to the realization of the Company’s rights against officers who served in the Company in the years 2015-2018, in respect of the ruling of the Antitrust Commissioner dated September 4, 2019 concerning abuse of their position in the Company in the matter of passive infrastructure (the Company published an Immediate Report about this ruling on September 5, 2019). It should be noted that further to that ruling a petition was filed against the Company to approve a class action, as stated in the Company’s Immediate Report dated September 8, 2019.

In the Demand it is argued that the findings and violations included in the ruling of the Antitrust Authority (including preventing access to competitors of the Company to the infrastructure in residential buildings in exclusive areas and consistent refusal to let the Company's competitors to insert optic fibers through its passive infrastructure) and provision of misleading information to the Antitrust Authority, gives the Company cause for a claim against officers in the Company. The Demand also claims that the Company was entitled to compensation from the officers for damages caused and that will be caused to it, including the amount of the financial sanctions levied on the Company in this matter, and any amount that will be ruled as part of the approval of a class action (stated above).

The Company must respond to the Demand within 45 days.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.